Exhibit 99.1

Press Release

SIFY TO ANNOUNCE FIRST QUARTER FINANCIAL RESULTS ON JULY 19, 2005

     CHENNAI, India, Friday, July 15, 2005: Sify Limited (Nasdaq: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today it will release financial results for the first quarter ended June 30, 2005 on Tuesday, July 19, at 7:00 AM ET.

     Sify will also host a conference call to discuss results on July 19, 2005 at 8:30 AM ET. Interested parties may participate in the conference call by dialing 877-270-4101 (U.S. or Canada) or 706-634-1485 (international), 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available through August 2, 2005, by dialing 800-642-1687 or 706-645-9291 and entering access code 7694511.

     A webcast of the conference call will also be available under the investor relations section of Sify’s corporate website, www.sifycorp.com until August 16, 2005.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 99 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 90 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information visit the corporate site www.sifycorp.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2005, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy Investor Relations Sify Limited 91-44-2254 0770 Ext. 2013 Email: david_appasamy@sifycorp.com	Brandi Piacente Investor Relations The Anne McBride Co. 212-983-1702 x208 Email: bpiacente@annemcbride.com